UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Velo3D, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92259N 104

(CUSIP Number)

Ricardo Angel

Piva Capital, Inc.

4 Embarcadero Center, Suite 3950

San Francisco, CA 94111

Telephone: (650) 420-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92259N 104

1.	Name of Reporting Persons. PIV Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,724,407 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 22,724,407 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,724,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 22,724,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel and Mark Stout Gudiksen are the managing members of PIV GP, L.L.C., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 256,854,326 shares of Common Stock outstanding immediately after the closing of the offering described in the Issuer’s Prospectus Supplement filed with the Securities and Exchange Commission (“SEC”) on December 28, 2023.

CUSIP No. 92259N 104

1.	Name of Reporting Persons. PIV GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,724,407 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 22,724,407 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,724,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 22,724,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel and Mark Stout Gudiksen are the managing members of PIV GP, L.L.C, and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 256,854,326 shares of Common Stock outstanding immediately after the closing of the offering described in the Issuer’s Prospectus Supplement filed with the SEC on December 28, 2023.

CUSIP No. 92259N 104

1.		Name of Reporting Persons. Ricardo Angel
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) AF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,724,407 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 22,724,407 shares (1)
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 22,724,407 shares (1)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.		Type of Reporting Person (See Instructions) IN

(1)	Consists of 22,724,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel and Mark Stout Gudiksen are the managing members of PIV GP, L.L.C., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 256,854,326 shares of Common Stock outstanding immediately after the closing of the offering described in the Issuer’s Prospectus Supplement filed with the SEC on December 28, 2023.

CUSIP No. 92259N 104

1.	Name of Reporting Persons. Mark Stout Gudiksen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 22,724,407 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 22,724,407 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,724,407 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 22,724,407 shares of Common Stock held directly by PIV Fund I, L.P. PIV GP, L.L.C. is the general partner of PIV Fund I, L.P. Ricardo Angel and Mark Stout Gudiksen are the managing members of PIV GP, L.L.C., and therefore Messrs. Angel and Gudiksen may be deemed to share voting and investment power over the shares held by PIV Fund I, L.P.

(2)	Based on 256,854,326 shares of Common Stock outstanding immediately after the closing of the offering described in the Issuer’s Prospectus Supplement filed with the SEC on December 28, 2023.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2021 (the “Original Schedule 13D”) filed on behalf of PIV Fund I, L.P, PIV GP, L.L.C., the general partner of PIV Fund I, L.P., Ricardo Angel and Mark Stout Gudiksen as the managing members of PIV GP, L.L.C. (collectively, the “Reporting Persons”), relates to the Common Stock, par value $0.00001 per share (“Common Stock”) of Velo3D, Inc., a Delaware corporation (the “Issuer”). This Amendment to the Original Schedule 13D is being filed solely to update the beneficial ownership percentages of the Reporting Persons resulting from the increase in the number of total shares of Common Stock outstanding following the recent public offering by the Issuer, and not due to any transaction by the Reporting Persons.

The Original Schedule 13D is hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This statement relates to the Common Stock of Velo3D, Inc. (the “Issuer”), having its principal executive office at 511 Division Street, Campbell, California 95008.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(d)	Petroliam Nasional Berhad, the sole limited partner of PIV Fund I, L.P., has the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, a portion of the PIV Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.A -	Agreement regarding filing of joint Schedule 13D (incorporated by reference to the Original Schedule 13D, filed on October 12, 2021).

Exhibit 99.B -	Power of Attorney regarding Section 13 filings (incorporated by reference to the Original Schedule 13D, filed on October 12, 2021).

Exhibit 99.C -	A&R Registration Rights Agreement, by and among Velo3D, Inc., Spitfire Sponsor LLC and the Holders set forth therein dated September 29, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 5, 2021).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2024	PIV FUND I, L.P.

By PIV GP, L.L.C.
its General Partner

	By:	/s/ Ricardo Angel
Ricardo Angel, Managing Member

Date: January 30, 2024	PIV GP, L.L.C.

	By:	/s/ Ricardo Angel
Ricardo Angel, Managing Member

Date: January 30, 2024	By:	/s/ Ricardo Angel
Ricardo Angel

Date: January 30, 2024	By:	*/s/ Ricardo Angel, as Attorney-in-Fact
Mark Stout Gudiksen

* This Schedule 13D was executed by Ricardo Angel on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which is included herewith as Exhibit 99.B (incorporated by reference to the Original Schedule 13D, filed on October 12, 2021).